EXHIBIT 99.4(a)(b)(e)

                        LIBERALIZATION OF OPTIONAL RIDER
                             "TERMINATION PROVISION"
                                  ENDORSEMENT

Effectively immediately, this Endorsement amends your Contract.

In this Endorsement, "we", "our" and "us" mean AXA Equitable Life Insurance Company and "you" and "your" mean the Owner. All references to "Contract" include "Certificate" where applicable.

Notwithstanding the "Termination Provision of this Rider" Section of the following riders, if attached to this Contract, a change of ownership for the transactions described below will not terminate any optional riders under your Contract.

     o    Guaranteed Minimum Death Benefit Rider

     o    Guaranteed Minimum Income Benefit Rider

     o    Earnings Enhancement Benefit Rider

     o    Principal Guarantee Benefit Rider

     o    Guaranteed Withdrawal Benefit Rider

1. A change of ownership made to a family member. A family member includes members of the immediate family and other relatives, such as, spouse, domestic partner, parent, child, stepchild, adopted child, brother, sister, grandparent, grandchildren, aunt, uncle and in-laws.

2. A transfer of ownership made to a trust for the benefit of one or more of the individuals defined above as family members.

3. A change of ownership made to any trust qualified under section 501( a ) of the Code.

4. A change of ownership made to a successor by operation of law, such as an executor or guardian.

AXA EQUITABLE LIFE INSURANCE COMPANY


/s/ Christopher M. Condron               /s/ Karen Field Hazin
------------------------------------     ---------------------------------------
Christopher M. Condron                   Karen Field Hazin, Vice President,
Chairman and Chief Executive Officer     Secretary and Associate General Counsel

2007COO

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